FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer


                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                                  24 May 2005

                                    O2 plc


                                Wellington Street
                       Slough, Berkshire SL1 1YP, England

                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                         Form 20-F..X... Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding Director Shareholding sent to the London Stock Exchange on 24 May 2005





                                SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

O2 plc

2. Name of director

David Arculus
David Chance
Stephen Hodge
Patrick Lupo
Andrew Sukawaty

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

2 above

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

A) Acquisition of shares by David Arculus (Chairman of O2 plc) pursuant to the terms of his service agreement.

B) Acquisition of shares by non-executive Directors of O2 plc under an arrangement whereby they invest a proportion of their net fees in shares of the Company.

7. Number of shares / amount of stock acquired

David Arculus           11,922
David Chance            2,935
Stephen Hodge           6,116
Patrick Lupo            2,783
Andrew Sukawaty         2,935

8. Percentage of issued class

De minimis

9. Number of shares/amount of stock disposed

N/A

10. Percentage of issued class

N/A

11. Class of security

Ordinary shares of 0.1p each

12. Price per share

GBP1.2058

13. Date of transaction

23 May 2005

14. Date company informed

23 May 2005

15. Total holding following this notification

David Arculus           350,203
David Chance            17,964
Stephen Hodge           98,030
Patrick Lupo            75,831
Andrew Sukawaty         86,511

16. Total percentage holding of issued class following this notification

De minimis

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

18. Period during which or date on which exercisable

19. Total amount paid (if any) for grant of the option

20. Description of shares or debentures involved: class, number

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22. Total number of shares or debentures over which options held following this notification

23. Any additional information

24. Name of contact and telephone number for queries

Deborah Russell - 01753 628096

25. Name and signature of authorised company official responsible for making this notification

Deborah Russell

Date of Notification

24 May 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.



                              SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 O2 plc


Date: 24 May 2005                          By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary